ASSIGNMENT

I, Ronald S. Tucker, on behalf of the undersigned, do hereby sell, assign and transfer to Tensleep Financial Corporation as a capital contribution the one time license fee in the amount of $130,000 for a license granted to RX Healthcare Systems, Ltd.,, a Colorado Corporation, on the 12 day of April, 2007, license number GLOB11.

Date: September 20, 2007

EPIC Corporation

By: _____
        Ronald S. Tucker, CEO